Exhibit 99.8

AMENDED AND RESTATED LIMITED WAIVER AND RETENTION OF RIGHTS

ACKNOWLEDGMENT AGREEMENT

THIS AGREEMENT is dated as of August 12, 2014 between Penn West Petroleum Ltd. and Canadian Imperial Bank of Commerce, as Agent on behalf of the Lenders.

PREAMBLE:

A. Reference is made to the amended and restated credit agreement dated May 6, 2014 (the “Credit Agreement”) between Penn West Petroleum Ltd. (the “Borrower”), the financial institutions and other persons party thereto as lenders (the “Lenders”) and Canadian Imperial Bank of Commerce, as agent of the Lenders (the “Agent”). Capitalized terms used in this Agreement without express definition shall have the same meanings as are ascribed to such terms in the Credit Agreement and section references herein are to sections of the Credit Agreement.

B. The Borrower has issued a press release on July 29, 2014 (the “Press Release”) announcing that the Audit Committee of the Borrower’s Board of Directors is conducting a voluntary internal review of certain of its accounting practices and that the Board of Directors of the Borrower has concluded that the Borrower’s financial statements for the 2012 and 2013 fiscal years of the Borrower and the quarterly financial statements for its first fiscal quarter of 2014 (the “Relevant Periods”) must be restated (the “Restatement Decision”).

C. The Borrower has delivered a notice to the Agent under Section 14.1(c) advising that as a result of the Restatement Decision, the Borrower is in Default under: (a) Section 13.1(i) (as it relates to the statement that the financial statements were prepared in accordance with GAAP) (the “Representation Default”), and (b) Section 14.1(j) in respect of the requirement of the Borrower to maintain books and records of account in accordance with GAAP (the “the “Covenant Default”, and together with the Representation Default, the “Specified Defaults”). Under the terms of Section 18.1, each Specified Default has a cure period of 30 days after notice thereof has been given by the Agent to the Borrower (the “Cure Period”). The Agent has provided such notice to the Borrower.

D. The Borrower has approximately $2.1 billion of unsecured notes (the “Notes”) outstanding to various noteholders (collectively, the “Noteholders”) pursuant to seven separate note purchase agreements (collectively, the “Note Purchase Agreements”), the latest of which was entered into in November 2011.

E. The Restatement Decision has resulted in one or more defaults under one or more of the Note Purchase Agreements (each a “Restatement Decision Note Default”) and each such default is subject to a cure period of 30 days after the giving of notice thereof, or such later date as the Noteholders may agree in accordance with the applicable Note Purchase Agreements (the “Note Cure Period”) and notices of such Restatement Decision Note Defaults have been issued to the Noteholders as required under the applicable Note Purchase Agreements (the “Note Default Notices”) and copies of such notices have been provided to the Agent.

F. As a result of the Specified Defaults, under the terms of the Credit Agreement the Borrower is unable to make any further Drawdowns while the Specified Defaults are continuing but the Borrower has an immediate need to borrow funds under the Credit Agreement in order to satisfy certain immediate accounts payable and related obligations.

G. In accordance with Section 21.16(b), the waiver of the Specified Defaults for the purposes set forth herein requires the approval of the Majority Lenders.

H. On July 31, 2014, the Agent on behalf of the Majority Lenders and the Borrower entered into a Limited Waiver and Retention of Rights Acknowledgment Agreement (the “July Waiver Agreement”) wherein certain Drawdowns up to $100,000,000 by way of Swing Line Loans and overdraft borrowing, Rollovers or replacement of then existing Bankers’ Acceptances and extensions of Swing Line Letters of Credit were permitted during the Cure Period.

I. As of the date hereof, the outstanding Advances under Tranche A and Tranche B (other than Swing Line Loans) are as set forth in Schedule A hereto (the “Existing Syndicated Advances”).

J. Subject to the terms and provisions hereof, the Borrower has requested that the Lenders continue to waive, and the Majority Lenders have determined to continue to waive, the Specified Defaults for the limited purposes set out herein, to extend the date by which quarterly financial statements are due for the second fiscal quarter of 2014 and to extend the Cure Period subject to the terms and provisions set forth herein.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged between the Parties, the Parties agree as follows:

1.	The Lenders agree to extend the Cure Period to the earliest of:

(a)

the earlier of: (i) October 14, 2014, and (ii) the date by which the Borrower must under applicable Law deliver its quarterly financial statements for the second fiscal quarter of 2014 (the “Extended Delivery Date”);

(b)	the last day of the Note Cure Period;

(c)	the date that an Event of Default (other than, for certainty, the Specified Defaults) occurs under the Credit Agreement; and

(d)	the date that the Borrower is in breach of any of its covenants hereunder (other than, for certainty, the Specified Defaults),

(the “Extended Cure Period”).

2.	Notwithstanding anything else set forth in the Credit Agreement or the other Documents and notwithstanding the Specified Defaults, the Lenders continue to waive the Specified

Defaults during the Extended Cure Period for the sole purpose of allowing (a) the Borrower to continue to request, and the Swing Line Lender to continue to make available or honour, as applicable, overdraft borrowings and Swing Line Loans under and in accordance with Section 3.10 of the Credit Agreement and the provisions of such section, including the provisions related to the repayment of Swing Line Loans and the conversion of Swing Line Loans to Syndicated Advances under Tranche A, will continue to apply; provided that the Aggregate Principal Amount of all such Swing Line Loans shall at no time during the Extended Cure Period exceed $100,000,000 (the “Permitted Extended Cure Period Swing Line Drawdowns”), (b) the Borrower to continue to request, and the Lenders to continue to make available new Syndicated Advances under Tranche A (in addition to the Existing Syndicated Advances) by way of Bankers’ Acceptances (provided that the term thereof shall not exceed the earlier of: (i) 30 days, and (ii) the Extended Delivery Date), Canadian Prime Rate Loans or U.S. Base Rate Loans, provided that the Aggregate Principal Amount under the Credit Facility (including the Existing Syndicated Advances, the Swing Line Loans described in clause (a) above and any new Syndicated Advances under this clause (b)) shall not at any time during the Extended Cure Period exceed $[Redacted] (such drawdowns, together with the Permitted Extended Cure Period Swing Line Drawdowns, are referred to herein as the “Permitted Extended Cure Period Drawdowns”), (c) the Rollover or replacement of any existing Bankers’ Acceptances under Tranche A or Tranche B (including those listed in Schedule A hereto), such Rollover or replacement to be made under the applicable Tranche in which the existing Bankers’ Acceptance is outstanding, which mature at any time during the Extended Cure Period, provided that the term of any such Bankers’ Acceptance shall not exceed the earlier of: (i) 30 days, and (ii) the Extended Delivery Date, and (d) the renewal of the Swing Line Letters of Credit that are existing as of the date hereof. For certainty, the foregoing waiver expires as at the end of the Extended Cure Period and the Specified Defaults are not being waived for the purpose of any other Drawdown, or for any other purpose, under the Credit Agreement.

3.

The Lenders agree that, notwithstanding Section 14.1(h), the due date of the delivery of the Borrower’s quarterly unaudited consolidated financial statements for the second fiscal quarter of the 2014 fiscal year is hereby extended from August 15, 2014 to the earlier of: (a) Extended Delivery Date; and (b) the date that such financial statements are due under any of the Note Purchase Agreements, including any extension thereof consented to by the Noteholders in accordance with the applicable Note Purchase Agreements (the “Outside Financial Statement Delivery Date”).

4.

The Borrower covenants and agrees that it will deliver restated financial statements for the Relevant Periods that are prepared in accordance with GAAP to the Agent and the Lenders by no later than the Outside Financial Statement Delivery Date and concurrently with the delivery thereof to the Agent and the Lenders, the Borrower will also deliver to the Agent and the Lenders a Compliance Certificate, in form and substance satisfactory to the Agent, acting reasonably, showing compliance with, and the detailed calculation of, each of the financial covenants set forth in Section 14.2 and in the Note Purchase Agreements, in each case as at the end of each of the Borrower’s fiscal quarters during the Relevant Periods. Within 5 Banking Days of the delivery of such Compliance Certificate, the Borrower shall pay to the Agent on behalf of the Lenders and the lenders under the Existing Credit Agreement any amounts owing to such parties under Section 4.2(l) (including under the Existing Credit Agreement to the extent applicable) as a result of the restatement of the financial statements and any resulting changes to the pricing levels in the Pricing Table during the Relevant Periods.

5.

The Borrower agrees that the waivers and amendments set forth herein are conditional upon, and will not take effect until, the Borrower pays to the Agent on behalf of each Lender a waiver fee equal to [Redacted] Basis Points based on each Lender’s Individual Commitment Amount.

6.

The Borrower represents and warrants to the Agent and each of the Lenders that (a) to the best of its knowledge after reasonable inquiry, the Press Release discloses all material information related to the Restatement Decision and it is not aware of any omission of any material fact related thereto which renders such information incomplete or misleading in any material way, (b) it has not delivered a notice of a Restatement Decision Note Default to any Noteholder or received a notice of Restatement Decision Note Default from any Noteholder, other than the Restatement Decision Note Default Notices, (c) no material actions, suits or other litigation proceedings have been commenced against the Borrower related to the Restatement Decision, except as otherwise disclosed in writing to the Agent, (d) there are no other Defaults or Events of Defaults (unrelated to the Specified Defaults) in existence as of the date hereof, and (e) the representations and warranties contained in Section 13.1, other than clauses (i) and (l) thereof, are true and correct in all material respects as of the date hereof.

7.

The Borrower covenants and agrees that it will provide to the Agent: (a) a copy of any further notice of default delivered to the Noteholders under any one or more of the Note Purchase Agreements forthwith upon delivery thereof as well as a copy of any material notices or other written communications from or on behalf of the Noteholders related to the waiving of any Restatement Decision Note Default, the declaring of a Restatement Decision Note Default or an event of default under any Note Purchase Agreement, or the acceleration of any amounts owing under any Note Purchase Agreement, in each such case forthwith upon receipt thereof; (b) a copy of any waiver, amendment or consent provided by the Noteholders in respect of the Restatement Decision Note Default (a “Note Waiver”); (c) copies of any notices or written up dates provided to any Administrative Body in connection with the Restatement Decision and the underlying facts related thereto, and (d) any further material information related to the Restatement Decision and the underlying facts related thereto (including if a determination is made that the magnitude of the change in reported net income is different from what was set forth in the Press Release) forthwith upon the Borrower becoming aware thereof, provided that such information shall be subject to the confidentiality provisions of Article 19 of the Credit Agreement. In addition, the Borrower covenants and agrees that it will not declare or make any dividend or similar Distributions to its shareholders during the Extended Cure Period without the prior consent of the Majority Lenders.

8.

The Borrower also covenants that during the Extended Cure Period it will not prepay or repay principal under the Notes or repay termination amounts owing under any Hedging Agreement, in either case without the prior written consent of all of the Lenders.

9.

Each of the Lenders who has provided its consent to this Agreement to the Agent, on its own behalf and on behalf of each of its Affiliates who are also Hedge Providers, agrees that for so long as the waivers set forth herein continue, that the facts resulting in the Specified Defaults will not in and of themselves, result in an event of default or termination event under any Hedging Agreement to which it and any one or more of the Loan Parties is a party. The Agent confirms that it has requisite authority from each such consenting Lender to make such agreement in respect of any such Hedge Agreement on such consenting Lender’s behalf.

10.

The Parties agree that if and to the extent that a Note Waiver is delivered by or on behalf of some or all of the Noteholders to the Borrower in respect of the Restatement Decision Note Default and such waiver results in (a) any one or more of the Loan Parties being subject to any one or more restrictive conditions, covenants or terms (which for certainty includes a reduction in the term to maturity of any of the Notes) or events of default that are not already provided for in this Agreement or the Documents or (b) any one or more of the Loan Parties being required to pay waiver or similar fees in excess of the fees provided for herein (on a percentage basis), then upon notice from the Agent, on the direction of the Majority Lenders, (i) such more restrictive conditions, covenants, terms or events of default shall be incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, and no such provision may thereafter be waived, amended or modified under this Agreement, except in accordance with the provisions of the Credit Agreement, and/or (ii) such additional waiver or similar fees shall be payable to the Agent on behalf of the Lenders.

11.

This Agreement will be terminated and of no further force and effect, and the Specified Defaults will be deemed to be cured, upon delivery by the Borrower of the restated financial statements for the Relevant Period prior to the end of the Extended Cure Period if such restated financial statements do not result in any Material Adverse Effect; and, in either case, (a) no other Default or Event of Default exists at such time and the Borrower will provide a certificate to the Agent and the Lenders confirming the same, and (b) the Agent will have received satisfactory evidence that the Restatement Decision Note Default has been unconditionally cured or otherwise permanently waived by the Noteholders.

12.	This Agreement is a Document for purposes of the Credit Agreement.

13.

Except for the waivers expressly requested herein and for the limited purposes herein, provision of the waiver described herein shall not waive, limit or affect any other provision of the Credit Agreement or other Documents, all of which continue in full force and effect.

14.

The waiver set forth herein shall not constitute an agreement, waiver or consent to any other event, circumstance, matter or thing other than the matters expressly described herein and is without prejudice to any of the rights or remedies of the Agent or the Lenders under the Credit Agreement or any Document with respect thereto, and shall not extend to any other matter, provision or breach of, or Default or Event of Default under, the Credit Agreement. For certainty, the waivers set forth herein shall not apply in respect of any Default or Event of Default (a) related to a breach of any financial covenants set forth in Section 14.2 that would result from the corrected information in the restated financial statements for the Relevant Periods that the Borrower will hereafter be delivering as described in the Press Release, or (b) any cross default under section 18.1(g) resulting from a Restatement Decision Note Default that may hereafter be declared under one or more of the Note Purchase Agreements. Further, the Lenders reserve all of their other rights and remedies with respect to the Specified Defaults as it relates to Section 4.2(l) (Restatement of Ratio) or otherwise.

15.

The Borrower will from time to time forthwith at the Agent’s request and at the Borrower’s own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Agent and as are consistent with the intention of the Parties as evidenced herein, with respect to all matters arising under this Agreement.

16.	This Agreement amends and restates the July Waiver Agreement.

17.

This Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any Party may execute this agreement by signing any counterpart.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

PENN WEST PETROLEUM LTD.

as Borrower

By:	(Signed) “David A. Dyck”

Name:	David A. Dyck
Title:	Senior VP & CFO

By:	(Signed) “Keith Luft”

Name:	Keith Luft
Title:	General Counsel & Senior Vice
President, Corporate Services

[LENDER SIGNATURE PAGES]

SCHEDULE A

EXISTING SYNDICATED ADVANCES

Tranche A

a)	[Redacted]

b)	[Redacted]

Tranche B

a)	[Redacted]

b)	[Redacted]